SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. -)

Sonic Solutions

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(Name of Issuer)

Common Stock, no stated par value

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(Title of Class of Securities)

835460106

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(CUSIP Number)

December 31, 2010

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 835460106	Page 2 of 9

1.	NAME OF REPORTING PERSON

Marshall & Ilsley Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-8995389

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,226,407 (1)

6.	SHARED VOTING POWER

6,916 (1) (2)

7.	SOLE DISPOSITIVE POWER

2,608,234 (1)

8.	SHARED DISPOSITIVE POWER

6,916(1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,150 (1) (2)

_____________________

(1)

Shares are held indirectly through the Reporting Person’s wholly-owned subsidiaries, Marshall & Ilsley Trust Company N.A. and M&I Investment Management Corp.

(2)

Beneficial ownership of 3,240 shares is specifically disclaimed.  See Item 4.

SCHEDULE 13G

CUSIP No. 835460106	Page 3 of 9

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

Not applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13G

CUSIP No. 835460106	Page 4 of 9

1.	NAME OF REPORTING PERSON

Marshall & Ilsley Trust Company N.A.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

39-1186267

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

353,834

6.	SHARED VOTING POWER

6,916 (1)

7.	SOLE DISPOSITIVE POWER

406,611

8.	SHARED DISPOSITIVE POWER

6,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,527 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

Not applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.	TYPE OF REPORTING PERSON

BK

(1)

Beneficial ownership of 3,240 shares is specifically disclaimed.  See Item 4.

SCHEDULE 13G

CUSIP No. 835460106	Page 5 of 9

1.	NAME OF REPORTING PERSON

M&I Investment Management Corp.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

39-1175759

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,872,573

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,201,623

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,201,623

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

Not applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%

12.	TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

CUSIP No. 835460106	Page 6 of 9

ITEM 1.	(a)	NAME OF ISSUER

Sonic Solutions

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

7250 Redwood Blvd., Suite 300, Novato, CA 94945

ITEM 2.	(a)	NAME OF PERSON FILING

Marshall & Ilsley Corporation (“M&I”) and M&I’s wholly-owned subsidiaries, Marshall & Ilsley Trust Company N.A. (“M&I Trust”) and M&I Investment Management Corp. (“IMC”)

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal office of M&I is located at 770 North Water Street, Milwaukee, Wisconsin 53202.
The principal office of M&I Trust and IMC is located at 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202.

	(c)	CITIZENSHIP

M&I and IMC are Wisconsin corporations. M&I Trust is organized under the laws of the United States.

	(d)	TITLE OF CLASS OF SECURITIES

Common Stock

	(e)	CUSIP NUMBER

835460106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ X ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ X ]	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

SCHEDULE 13G

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ITEM 3. Continued	(g)	[ X ]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 13d-1(b)(ii)(J);
	(k)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount Beneficially Owned
See responses to Item 9 of the cover pages*

	(b)	Percent of Class
See responses to Item 11 of the cover pages

	(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote
See responses to Item 5 of the cover pages

(ii) Shared power to vote or to direct the vote
See responses to Item 6 of the cover pages*

(iii) Sole power to dispose or to direct the disposition of
See responses to Item 7 of the cover pages

(iv) Shared power to dispose or to direct the disposition of
See responses to Item 8 of the cover pages*

*Includes 3,240 shares held in one or more employee benefit plans where Marshall & Ilsley Trust Company N.A., as directed trustee, may be viewed as having voting or dispositive authority in certain situations pursuant to SEC and Department of Labor regulations or interpretations.  Pursuant to Rule 13d-4 under the Act, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of such securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      [       ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Marshall & Ilsley Corporation is reporting on this Schedule 13G securities held through its subsidiaries, Marshall & Ilsley Trust Company and M&I Investment Management Corp., as fiduciaries for certain employee benefit plans, trusts and/or customer accounts.  As a result, participants in the plans, trust beneficiaries and customers are entitled to receive dividends and the proceeds from the sale of such securities.  No such person is known to have such an interest relating to more than 5% of the class of subject securities.

SCHEDULE 13G

CUSIP No. 835460106	Page 8 of 9

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Marshall & Ilsley Corporation is the parent holding company of Marshall & Ilsley Trust Company N.A., a bank as defined in Section 3(a)(6) of the Act and M&I Investment Management Corp., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	MARSHALL & ILSLEY CORPORATION

By: /s/ Kenneth C. Krei
Kenneth C. Krei
Senior Vice President

Dated: February 14, 2011	MARSHALL & ILSLEY TRUST COMPANY N.A.

By: /s/ M. Gayle Robinson
M. Gayle Robinson
Senior Vice President, General Counsel and Secretary

Dated: February 14, 2011	M&I INVESTMENT MANAGEMENT CORP.

By: /s/ Angela M. Palmer
Angela M. Palmer
Vice President and Assistant Secretary

CUSIP No. 835460106	Page 9 of 9

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Act, the undersigned agree to this filing of Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, with no stated par value, of Sonic Solutions and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement consents to the filing of this Schedule 13G (including any and all amendments thereto) by Marshall & Ilsley Corporation.

Dated: February 14, 2011	MARSHALL & ILSLEY CORPORATION

By: /s/ Kenneth C. Krei
Kenneth C. Krei
Senior Vice President

Dated: February 14, 2011	MARSHALL & ILSLEY TRUST COMPANY N.A.

By: /s/ M. Gayle Robinson
M. Gayle Robinson
Senior Vice President, General Counsel and Secretary

Dated: February 14, 2011	M&I INVESTMENT MANAGEMENT CORP.

By: /s/ Angela M. Palmer
Angela M. Palmer
Vice President and Assistant Secretary